EXHIBIT 6

                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                     TEL. (248) 262-1000 FAX (248) 357-6116


                                February 24, 2000


BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------
John C. Firth, Esq.
Executive Vice President and General Counsel
Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545

Dear Mr. Firth:

                     Thank you for your letter of February 23, 2000 indicating the determination of the Board of Directors to evaluate, at an unspecified date after March 7, 2000, the fairness of our offer to acquire all of the outstanding shares of Quality Dining, Inc. Common Stock in a cash merger at a price of $5.00 per share (the "Acquisition"). We have made a serious proposal and do not understand why the Board does not consider it now; we would expect that the Board, in fulfilling its fiduciary duties to the shareholders, would give immediate consideration to our offer.

                     As we indicated in our letter of February 22, 2000, we would be happy to discuss our plans for financing our cash merger offer. To reiterate our position, we are highly confident we can obtain all necessary financing. In this regard, please be advised that the net worth of NBO's affiliates substantially exceeds the funds necessary to consummate the Acquisition. Although we would expect to finance the Acquisition in a traditional manner, you should hardly have concerns about our financial wherewithal.

                     With respect to your request that NBO withdraw its solicitation of proxies in favor of the NBO Nominees, we would be prepared to withdraw our solicitation if the Board were to commit unconditionally to a sale of the Company to the highest bidder in an auction provided that the price is at $5.00 or more per share. We look forward to your response.


                                Very truly yours,

                                /s/ David W. Schostak

                                David W. Schostak


cc:  Daniel B. Fitzpatrick
     Philip J. Faccenda
     Arthur J. Decio
     James K. Fitzpatrick
     Ezra H. Friedlander
     Steven M. Lewis
     Christopher J. Murphy III
     Bruce M. Jacobson